Axos Clearing LLC

Statement of Financial Condition as of June 30, 2025 and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Axos Clearing LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15950 West Dodge Road, Ste. 300
(No. and Street)

Omaha	NE	68118
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard Green	402-384-2055	howard.green@axosclearing com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, P.C.
(Name – if individual, state last, first, and middle name)

3570 Carmel Mountain Road, Suite 400	San Diego	CA	92130
(Address)	(City)	(State)	(Zip Code)

10/08/2003	243
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Green, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Axos Clearing LLC, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY - State of Nebraska
TINA R. BRATETIC
My Comm. Exp. November 30, 2025

Tina R Bratetic

Notary Public

Signature: Howard M Green

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Tel: 858-404-9200
Fax: 858-404-9201
www.bdo.com

3570 Carmel Mountain Road, Suite 400
San Diego, CA 92130

Report of Independent Registered Public Accounting Firm

Board of Managers
Axos Securities, LLC
Omaha, Nebraska

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Axos Clearing, LLC (the Broker-Dealer) as of June 30, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Broker-Dealer's auditor since 2019.
San Diego, California
September 26, 2025

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2025

(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	22,741
Cash segregated in compliance with federal and other regulations		146,835
Deposits with clearing organizations		43,704
Securities owned (at fair value)		6,212
Receivable from brokers, dealers, and clearing organizations, net of allowances of $17,770		11,607
Receivable from customers, net		234,876
Receivable from registered investment advisors (RIA)		6,490
Securities borrowed		139,396
Property and equipment, net		10,978
Goodwill and intangible assets, net		86,756
Deferred tax asset, net		11,693
Other assets		10,881
Total assets	$	732,169

LIABILITIES AND MEMBER'S EQUITY

Payable to customers		329,973
Securities loaned		139,426
Payable to brokers, dealers, and clearing organizations		20,632
Accounts payable and accrued liabilities		19,922
Total liabilities		509,953
Commitment and Contingencies (Note 13)		
Member's equity		222,216
Total liabilities and member's equity	$	732,169

See notes to Statement of Financial Condition.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

NOTES TO FINANCIAL STATEMENT
AS OF JUNE 30, 2025

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization — Axos Clearing LLC (the "Company") is a wholly-owned subsidiary of Axos Securities, LLC, a wholly owned subsidiary company of Axos Nevada Holding, LLC, a wholly owned subsidiary company of Axos Financial, Inc. (the "Parent") and is headquartered in Omaha, Nebraska. The Company is a Delaware Limited Liability Company formed on January 21, 2004.

Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis and custodial and trading services for registered investment advisors throughout the United States. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains a membership.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could significantly differ from those estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents as all cash balances and highly liquid investments with original maturities of three months or less at the time of purchase, that are not segregated and deposited for regulatory purposes. While the Company's cash and cash equivalents are on deposit with high-quality institutions, such deposits may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

Foreign Currency — Assets and liabilities denominated in foreign currencies are translated into U.S dollar amounts at the date of valuation. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into U.S. dollar amounts on the date of those transactions. Adjustments arising from foreign currency transactions are reflected in the Statement of Income.

Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal and other regulations consist of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.While the Company's cash segregated in compliance with federal and other regulations is on deposit with high-quality institutions, such deposits may exceed Federal Deposit Insurance Corporation FDIC insured limits.

Deposits with Clearing Organizations — The Company maintains a minimum deposit with certain clearing organizations in the event the clearing organization incurs losses if customers are unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses incurred.

Securities Owned —Securities owned are recorded on a trade-date basis and are comprised of equities, municipal obligations, preferred and common stock of the Depository Trust Clearing Corporation ("DTCC") and other various securities. Additional detail of securities owned as of June 30, 2025, is provided within Note 6.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations — Receivables from/payables to brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading and clearing of securities. In addition, the net receivable or payable arising from unsettled trades is reflected in either the receivable or payable line item on the Statement of Financial Condition. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Due to this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from Registered Investment Advisors ("RIAs") — Receivables from RIAs represent amounts due in connection with the Company's asset custody services. Management routinely monitors the credit quality of these counterparties and assesses such receivables for any necessary allowance for credit losses.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Statement of Financial Condition. Customer securities transactions are recorded on a settlement date basis in the Statement of Financial Condition. Receivables from customers are generally fully secured by securities held in the customer accounts. To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management estimates and records the amount of expected credit losses as an allowance for credit losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer, the customer's advisor, the customer's introducing broker-dealer and the Company's historical experience in collecting on such transactions. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions.

Allowance for Credit Losses — The Company accounts for estimated credit losses on financial assets measured at amortized cost and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As of June 30, 2025, the Company did not have any off-balance sheet credit exposures that required an allowance for credit losses.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

Property and Equipment — Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Impairment of Long-Lived Assets —The Company reviews long-lived assets for impairment annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded as of June 30, 2025.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

Income Taxes —Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred income tax assets and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities on the Statement of Financial Condition and gives current recognition to changes in tax rates and laws. The Company records a valuation allowance when management believes it is more likely than not that deferred tax assets will not be realized. The U.S. Federal jurisdiction, Nebraska, New York, and California are the major tax jurisdictions where the Company files income tax returns. The Company, which is a C corporation, for tax purposes, is subject to U.S. Federal and State examinations by tax authorities. An income tax position will be recognized as a benefit only if it is more likely than not that it will be sustained upon examination by the Internal Revenue Service, based upon its technical merits. Once that status is met, the amount recorded will be the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The Company has analyzed the positions for all open tax years and the positions to be taken for the tax year ended June 30, 2025,in its major jurisdictions, and has analyzed whether there are uncertain tax positions ("UTP") that require financial statement recognition. Based on this review, the Company has reserved for a UTP in non-filing states for the year ended June 30, 2025. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Furthermore, upon audit by a taxing authority, the Company may be liable for additional taxes. The open tax years under potential examination vary by jurisdiction.

Goodwill and Intangibles Assets — Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights. Intangible assets that have finite lives, such as customer relationship intangibles, are amortized over their estimated useful lives.

The Company performs annual impairment tests of its goodwill as of March 31. The Company performed a qualitative assessment and determined it was not more likely than not that the fair value of the reporting unit was less than its carrying amount.

At June 30, 2025, goodwill of $60.0 million was included within Goodwill and intangible assets, net on the Statement of Financial Condition. As of June 30, 2025, the Company concluded that goodwill was not impaired.

The Company reviews intangibles for impairment annually and whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If there are indicators that the asset group is not recoverable then an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. Intangible assets (other than goodwill) are amortized to amortization expense on the Statement of Income, using straight-line methods over their respective estimated useful lives. As of June 30, 2025, there was no impairment recorded.

The Company's intangible assets as of June 30, 2025 are summarized as follows:

(Dollars in Thousands)		
Intangible assets:		
Customer relationships	$	35,770
Acquired technology		10,990
Trade name		290
Non-Solicitation rights		130
Total intangible assets gross	$	47,180
Accumulated amortization:		
Customer relationships	$	13,938
Acquired technology		6,018
Trade name		290
Non-Solicitation rights		130
Total accumulated amortization		20,376
Net carrying amount	$	26,804

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

Segment Reporting — During the year ended June 30, 2025, the Company adopted Accounting Standards Update ("ASU") 2023-07, which expanded business segment disclosure requirements, as outlined herein. The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including clearing, stock lending, margin lending, and custody services. The Company identified the Parent's Chief Executive Officer, who also serves on the Axos Securities, LLC Board of Managers, as the Chief Operating Decision Maker ("CODM"). The Company's CODM assesses performance and allocates resources based on net income. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Segment assets are the same as those reported in the Company's Statement of Financial Condition.

Accounting Standards Issued But Not Yet Adopted — In December 2023, the FASB issued ASU 2023-09 which requires further granularity on the disclosure of income taxes, including:

- Certain prescribed line items in the income tax rate reconciliation presented both in dollar and percentage terms;
- Income taxes paid, income before income taxes and income taxes disaggregated by federal, state and foreign taxes; and
- Further disaggregation of income taxes paid by any individual jurisdiction equal to or exceeding five percent of total income taxes paid.

This standard is effective for fiscal years beginning after December 15, 2024. The Company does not expect any significant impact on its financial condition or results of operations upon adoption.

3. CASH AND CASH EQUIVALENTS AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

The following table provides a reconciliation of Cash and cash equivalents and Cash segregated in compliance with federal and other regulations reported within the Statement of Financial Condition as of June 30, 2025:

(Dollars in Thousands)		
Cash and cash equivalents	$	22,741
Cash segregated in compliance with federal and other regulations		146,835
Total Cash and cash equivalents and Cash segregated in compliance with federal and other regulations	$	169,576

Cash segregated in compliance with federal and other regulations on the Statement of Financial Condition represents cash segregated or set aside to satisfy requirements under Rule 15c3-3 of the Exchange Act. This cash is held within special reserve bank accounts for the benefit of customers.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

4.   RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2025:

(Dollars in Thousands)		
Receivable, net:		
Brokers and dealers	$	6,237
Securities failed to deliver		3,756
Clearing organizations		1,614
Total receivable, net	$	11,607
Payable:		
Brokers and dealers	$	14,344
Securities failed to receive		3,317
Clearing organizations		2,971
Total payable	$	20,632

Receivables related to securities are collateralized by the underlying securities held at the Company prior to settlement.

The total amount of broker-dealer allowance for credit losses recorded as of June 30, 2025, is $17.8 million. The allowance for credit losses recorded is primarily due to a single receivable of $14.6 million, which was provisioned for in 2019.

5.   BENEFIT PLANS

The Parent, Axos Financial, Inc., offered a 401(k) plan as of June 30, 2025. Substantially all of the Company's employees are able to participate in the plan. Employees may contribute up to 100% of their compensation subject to certain limits based on federal tax laws. The Company provided an employer matching contribution to the 401(k) plan based on an employee's designated deferral of their eligible compensation.

6.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 —Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models such as discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Level 3 investments consist of Depository Trust Clearing Corporation ("DTCC") stock. DTCC members are required to own a certain amount of DTCC stock based on clearing levels and certain other factors. DTCC stock is valued based on information provided by the DTCC, classified as a restricted security.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2025, the Company's assets measured at fair value on a recurring basis consist of the following:

(Dollars in Thousands)

Assets:	Level 1		Level 2		Level 3		Total
Equities	$	252	$	—	$	5,563	$	5,815
State and Municipal obligations		397		—		—		397
Securities owned - at fair value	$	649	$	—	$	5,563	$	6,212

The fair value of all other financial instruments reflected in the Statement of Financial Condition consisting of primarily receivables from and payables to brokers, dealers, and clearing organizations and customers, securities borrowed and loaned, payable to banks, and notes receivable approximates the carrying value due to the short-term nature and pricing characteristics of the financial instruments.

The table below summarizes the quantitative information about Level 3 fair value measurements:

	June 30, 2025				
(Dollars in thousands, except per share amounts)	**Fair Value**	**Valuation Technique**	**Unobservable Input**	**Range[1] (Weighted Average)**
DTCC Stock	$ 5,563	Recent transaction price	Per share price information provided by DTCC	$68.46 ($68.46)

[1] Only one unobservable input exists thus a range is not provided.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2025:

(Dollars in Thousands)

Software	$	16,788
Furniture and equipment		9,455
		26,243
Less accumulated depreciation		(15,265)
Property and equipment, net	$	10,978

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

8. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $1.5 million or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2025, the Company had net capital of $87.0 million which was $81.8 million in excess of the required net capital requirement of $5.2 million. The Company's percentage of net capital to aggregate debit items was 34%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the exclusive benefit of customers ("Customer Reserve") and proprietary accounts of brokers ("PAB Reserve"). As of June 30, 2025, the Company calculated a Customer Reserve deposit requirement of $121.9 million and maintained a deposit of $111.5 million. On July 1, 2025, the Company made a deposit of $26 million. As of June 30, 2025, the Company calculated a PAB Reserve deposit requirement of $19.7 million and maintained a deposit of $35.4 million.

9. OFFSETTING OF SECURITIES FINANCING AGREEMENTS

The Company enters into securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, to cover short positions, and for customer securities lending. The Company manages credit exposure from certain transactions by entering into master securities lending agreements. The relevant agreements allow for the efficient closeout of transactions, liquidation, and set-off of collateral against the net amount owed by the counterparty following a default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2025:

(Dollars in Thousands)

	Gross Assets / Liabilities	Amounts Offset	Net Balance Sheet Amount	Amounts Not Offset	Net Assets / Liabilities
Assets:					
Securities borrowed	$ 139,396	$ —	$ 139,396	$ 139,396	$ —
Liabilities:					
Securities loaned	$ 139,426	$ —	$ 139,426	$ 139,426	$ —

The securities loaned transactions represent equities with an overnight and open maturity classification.

10. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The customer receivables are recorded net of an allowance for credit losses of $260 thousand. The amounts are as follows as of June 30, 2025:

(Dollars in Thousands)

Receivable from customers - net	$	234,876
Payable to customers	$	329,973

11. PAYABLE TO BANKS AND PARENT

The Company has a $150 million uncommitted secured line of credit from a third party bank available for borrowing as needed. As of June 30, 2025, no borrowings were outstanding. This credit facility bears interest at a rate based on the Federal Funds rate and any borrowings are due upon demand. As of June 30, 2025, the rate was 5.75%. The credit facility has no expiration date. The Company was in compliance with all applicable covenants at June 30, 2025.

The Company has a $110 million committed unsecured line of credit from a third party bank available for limited purpose borrowing. As of June 30, 2025, no borrowings were outstanding. This credit facility expires in October 2025. The committed credit facility contains financial and other covenants. The Company was in compliance with all applicable covenants at June 30, 2025. As of June 30, 2025, the rate was 7.0%.

The Company has a $100 million uncommitted unsecured line of credit available from the Parent. As of June 30, 2025, no borrowings were outstanding. This credit facility bears interest at a rate based on the Federal Funds rate and is due upon demand. As of June 30, 2025, the rate was 7.0%. This credit facility has no expiration date. The Company was in compliance with all covenants at June 30, 2025.

12. INCOME TAXES

The components of the net deferred tax asset as of June 30, 2025 are presented in the following table.

(Dollars in Thousands)		
Deferred tax assets:		
Intangible assets	$	6,588
Allowance for credit losses		4,713
Accrued compensation		512
Stock-based compensation expense		456
Other		204
Total deferred tax asset		12,473
Deferred tax liabilities:		
Depreciation and amortization		760
Other		20
Total deferred tax liability		780
Net deferred tax asset	$	11,693

The Company is included in the consolidated tax return of the Parent and its subsidiaries. The provision for income taxes is calculated by using a "separate return" method. Under this method, it is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from ultimate Parent. The current tax provision is the amount of the tax payable or refundable based on a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that could be claimed on our hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

The reconciliation of the gross beginning and ending amount of uncertain tax positions are as follows:

(Dollars in Thousands)		June 30, 2025
Balance—beginning of period	$	113
Additions—current year tax positions		31
Reductions—prior year tax positions		(36)
Total liability for uncertain tax positions—end of period	$	108

As of June 30, 2025, uncertain tax benefits totaled $108 thousand that, if recognized, would favorably impact the effective tax rate. The Company does not anticipate resolution of any unrecognized tax benefits within the next 12 months. The Company accounts for interest and penalties related to income tax liabilities as a component of income tax expense.

13. COMMITMENTS AND CONTINGENCIES

The Company may be subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's Statement of Financial Condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the Statement of Financial Condition of the Company.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Securities, LLC)

The Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the ultimate outcome of these matters.

14. SUBORDINATED BORROWINGS FROM PARENT

On November 22, 2024, the Company's $3.0 million subordinated borrowing from the Parent matured and was repaid. The subordinated borrowing and its maturity was approved by FINRA under Rule 15c3-1. As of June 30, 2025, the Company had no subordinated borrowings outstanding from the Parent.

15. RELATED PARTIES

The Company has a FDIC cash sorting program deposit account with Axos Bank, an affiliated company.While the deposit account is not an asset of the Company and is held for the exclusive benefit of the Company's customers, the Company does earn income fees from the deposit account with Axos Bank.

For the year ended June 30, 2025, there was a payable to related parties in the amount of $1.0 million. The Company held no net cash in related company bank accounts for the year ended June 30, 2025. During the course of the year, the Company provided clearing services to affiliates of Axos Clearing . The Company sponsors a fully paid lending program whereby customers provide securities for securities lending. The Company receives cash as collateral from broker dealers and deposits this cash in a restricted deposit account at Axos Bank. As of June 30, 2025, $10.3 million of such collateral was held by Axos Bank.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2025, non-customer and customer margin securities were available to the Company to pledge as collateral on various borrowings or for other purposes. The Company pledged $139.4 million of these available securities as collateral for securities loaned, pledged $146.7 million for bank loans, and pledged $52 million to meet OCC margin requirements of $29.5 million.

The Company provides guarantees to securities clearing houses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

17.   SUBSEQUENT EVENTS

Management has evaluated subsequent events after the balance sheet date through September 26, 2025, the date these financial statements were issued.